Exhibit 99.2

Hello everyone,

My name is Yulia, and I work as a specialist on the Masterworks Art Acquisitions team.

It’s my pleasure to share with you our most recent offering – a 2015 Pierre Soulages painting from his iconic “Outrenoir” series.

Pierre Soulages joins Pablo Picasso and Marc Chagall as only the third artist ever to be honored with a solo exhibition at the Louvre during his lifetime. At 102 years old, Pierre Soulages has stopped painting and we expect no more work to come onto the market, meaning supply within his market is fixed. In 2021, he ranked 34th among world’s top artists in annual auction turnover by value and grossed a total of $67 million at public auction.

“Outrenoir” works explore the perception of light and contrast through the various applications of black paint. The qualities of this series have made it commercially successful. Since 2007, 10 black-on-black “Outrenoir” paintings created after 2000 with similar scale have sold at auction.

Our acquisitions team has been offered over 115 Peintures by Soulages. Of these works, we have only acquired six to be offered on our platform, or just over 5% of what we have seen. This is one of those paintings. Not only does this work represent an artist’s market who we quite favor, but we also believe the combination of the example and the price is one of the very best we have seen in the market.

We are currently transitioning to a new format for how we rate individual artworks and artist markets.

For this particular work:

●	We rate “same sale appreciation” as “medium,” which represents the rate at which similar works’ prices have appreciated historically.

●	We rate “artist market liquidity” for this work as “medium.” Soulages’ sales at auction in 2021 were in the top 65% of artists we track.

●	We rate “artist market risk” as “medium,” the percentage of Soulages paintings that we purchased and then resold for a lower price is approximately 6%, Importantly, Soulages has a shorter auction history than other artists we track.

As of March 9, 2022, the auction record for a black-on-black “Outrenoir” painting created after 2000 is held by “Peinture 227 x 306 cm, 2 mars 2009,” which sold for the Euro equivalent at the time of $2.9 million on June 2018.

The second highest record is held by “Peinture 157 x 222 cm, 25 Oct 2006,” which sold for the Euro equivalent of $2 million in December 2019.

Overall, Masterworks’ “track record” across all of our investment vehicles is 15.8%, net of fees, on an annualized basis through December 31st, 2021.

Investing involves risk and past price performance is not indicative of future results. Before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures as well as our Track Record disclosure available at masterworks dot io slash cd.